FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated May 10, 2004, titled “AFP PROVIDA S.A. reports its results for the Quarter ended March 31, 2004.”

Item 1

For Immediate Release
Contact: María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – May 10, 2004 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended March 31, 2004. All figures are expressed in constant Chilean pesos and are prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of March 31, 2003 were not inflation adjusted by CPI provided the null annual variation of this indicator.

AFP PROVIDA S.A. reports its results for the Quarter ended March 31, 2004

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER, 2004 (1Q04)

A Net income for the first quarter 2004 (1Q04) amounted to Ch$7,765 million, higher in Ch$731 million or 10.4% in real terms compared to the figure registered in first quarter 2003 (1Q03). This increase was achieved by operating factors given higher fee income and the rise in gains on mandatory investments- as well as higher non-operating income due to earnings generated by the price level restatement as a result of the accrued negative inflation during the quarter. Furthermore, earnings per share in 1Q04 reached Ch$23.44 favorably compared to Ch$21.23 obtained in 1Q03.

As far as recurrent business and operating income is concerned, this income increased a 19.1% or Ch$1,386 million. It highlights in this, the 5.7% growth in fee income stemming from the positive evolution of collection levels and the contribution recorded in gains on mandatory investment (116.3%) totaling a contribution for Ch$3,030 million. Likewise, the higher operating expenses for Ch$1,735 million or 8.8% with respect to 1Q03, partially offset this good performance, mainly as a result of higher expenses recorded in L&D insurance for provisions due to higher unfavorable casualty rates, which has been evidenced throughout the industry; and the application of even more conservative criteria to constitute such provisions. In addition to the above, are higher administrative expenses with reference to externalization process and services rendered to AFC, as well as higher sale expenses resulting from severance payments provided adjustments in commercial staff and higher volumes of affiliations and incentives granted in connection to higher permanence of transferred contributors.

With reference to non-operating result, Provida records a favorable evolution mainly as a result of the positive effect in price level restatement due to the negative inflation registered in 1Q04 applied over the Company’s net non-monetary liability exposure. The latter was partially offset by lower earnings obtained in affiliates basically related to losses recorded in local affiliated companies (AFC and PreviRed.com) that have not reached a breakeven point yet, as well as to the exclusion of AFPC Porvenir, Colombia results after its sale carried out in September 2003. This transaction is linked to the joint international strategy of Provida with BBVA Group aimed at reinforcing the pension franchise in Latin America, considering the maturity of the Colombian market and the fact that Provida did not have a controlling position. Additionally, this operation was accompanied by Provida’s acquisition of a management capacity position in AFP Porvenir, the Dominican Republic, which is not only financially sustained on the expected results in the medium and long term, but also for the future merger agreed with BBVA Crecer, the AFP of BBVA Group in that country.

Since Provida became the sole shareholder in AFP Genesis (Ecuador) and AFP Porvenir (the Dominican Republic), Provida’s financial statements are consolidated with those subsidiaries, which implies acknowledging in different components of its results, a net income for Ch$88.0 million from AFP Genesis and a net loss for Ch$121.0 million from AFP Porvenir in 1Q04.

As of March 31, 2004, Provida maintains its leading position in the pension fund industry, totaling US$15,780 million in assets under management equating to a market share of 31.68% and a portfolio of 2.9 million affiliates representing a 42.01% of the market (figure as of February 2004).

AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico, El Salvador and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.

	Business Drivers	March 2004		Market Share

	Number of Affiliates	2,940,189		42.01%	(1)

	Number of Contributors	1,603,768		41.53%	(1)

	Number of Pensioners	291,045	(2)	38.01%	(2)

	Collection Base (US$ Million)	635		33.51%	(2)

	AUM (US$ Million)	15,780		31.68%

	Pension Fund Average Real Return (Acum 2004)	3.90%

	Pension Fund A Real Return (Acum 2004)	5.26%

	Pension Fund B Real Return (Acum 2004)	3.86%

	Pension Fund C Real Return (Acum 2004)	3.93%

	Pension Fund D Real Return (Acum 2004)	3.44%

	Pension Fund E Real Return (Acum 2004)	3.55%

	Other Variables	March 2004		Market Share

	Number of Branches	83		32.42%

	Number of Administrative Employees	1,048		31.65%	(2)

	Number of Sales Agents	571		24.11%	(2)

	(1) Market Share in February, 2004
	(2) Market Share in December, 2003

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST QUARTER 2004

  The National economy has shown a positive performance in the first quarter of this year. After a relatively slow beginning in January this year, when the monthly activity index IMACEC grew up by 3.1%, there have been important signals of activity recovery in February with a growth of 4.2% to finish in March with an outstanding increment of 6.3% which led to a 4.5% growth for the quarter. This is backed up by a significant increase in export volumes and the significant internal demand rise, both in terms of consumption and investment.

  This quarter shows an outstanding improvement with respect to trade, with a trade balance showing record levels as a result of higher international prices and the rise in the world economic activity. In figures, the export value has grown by 36%. While imports have grown at a significant pace as a result of prices being in line with inflation levels in the rest of the world (except in respect of fuel), the import value has grown less than that of exports (15%). It spotlights in this, the increase in the expenditure on consumer goods, especially durable and capital goods.

  Economic growth expectations for 2004 go upto 5%; this is backed up by a favorable trade balance resulting from the positives prospects of the world economy, which, at the same time, will permit to capitalize achievements in efficiency and competitiveness earnings of the local industry in the past few years. It adds up to it the maintenance of dynamism in internal consumption both in respect of durable and capital goods in a context of low interest rates and positive evolution of the labor market.

  As far as the labor market is concerned, a highly relevant factor for the pension business, it should be mentioned that employment levels have continued to grow at a significant pace, which has allowed to absorb the significant increase in labor force without implying a sustained growth in unemployment rates. As a matter of fact, the increase in the number of employment at a rate of near to 2% and the sustained increment of real salaries (about 3%) have actually led to strengthen the internal demand.

  It should be mentioned, however, that the unemployment rate reached 8.1% in the first quarter of 2004 as a result of seasonal factors and also as a result of pressures exerted upon the labor market by those who look for a job for the first time. This figure implies a 0.7% increase in respect of the previous quarter, but it is 0.1% lower than that of the same quarter in 2003. It is worth noticing that in the first three months of 2004 the labor force consisting of 6,139,490 people grew at a level not reached since the middle of 2003: 1.4% in 12 months (85,510 people) and 0.3% (18,970 people) in respect of the previous quarter (December-February). The number of people employed also grew up to 5,639,700 people implying a 1.5% increase as compared to the same quarter in 2003, that is an increment of 81,090 new jobs, while compared to the previous quarter this is lower in 0.5% (25,740 people). The number of unemployed reached 499,790 people, which means that the number grew by 0.9% (4,420 people) in respect of the same quarter a year before. The number of laid off people decreased by 1.5% (6,400 people), and the number of people looking for a job for the first time grew by 13.9% (10,820 people). Compared to the previous quarter, the number of unemployed grew by 9.8% (44,710 people), the number of laid off people grew by 8.0% (30,590 people) and the number of people looking for their first job grew by 18.9% (14,120 people).

  Regarding unemployment perspectives, it is expected to have moderate rises during the year basically compared to the previous quarter, whereas with respect to 12 months it is expected to show a downward trend. The above, an as soon as people start looking for better economic growth conditions, it also increases expectations to find a job resulting in more people searching for employment. This directly creates an upward pressure in labor force, being the aforementioned factor which lessen possibilities of an even more significant reduction in unemployment rate, because despite the creation of new labor opportunities, people looking for job for the first time will keep on demanding a place in the labor market Concerning job categories, it is expected to continue with the same trend shown in the first quarter of the year, which implies a retrenchment of precarious jobs and an increase of employment in more stable sectors that also contribute to strengthen the internal demand through the creation of safer jobs and with higher level of formality.

  Net Income of Provida to March 2004 reached Ch$7,765.2 million, equivalent to an average equity return of 19.58%, representing a real increase of 10.4% or Ch$730.5 million with respect to first quarter 2003. In this evolution, it highlights operating factors where higher fee income supported by growing collection levels and the favorable results obtained in gains on mandatory investments resulted from higher returns in foreign stock markets, led to a positive variation of Ch$3,030.1 million. Such effect was partially offset by higher operating expenses mainly related to L&D Insurance for provisions resulting from higher unfavorable casualty rates that has been evidenced at Industrial level. Also, it has contributed the application of even more conservative criteria to constitute such provisions and a higher temporary premium with reference to the increment of collection levels in the period. It adds up to it, higher administrative expenses in relation to the externalization process and services rendered to AFC, as well as higher sale expenses because of severance payments stemming from adjustments in commercial staff and incentives granted in relation to both higher capture of affiliates and higher permanence of transferred contributors. In this way, operating income increased in Ch$1,385.5 million or 19.1% in real terms compared to first quarter 2003.

  Regarding non-operating result, it records an increment of 84.8% basically because of the positive effect in price level restatement due to the negative inflation registered in the period applied over the Company’s net non-monetary liability exposure. This result is partially offset by lower revenues in affiliated companies where in local terms two of them have not reached its breakeven point yet, meanwhile results in foreign affiliates are basically affected by the exclusion of revenues from AFPC Porvenir in Colombia, after its sale in September 2003. As it was mentioned in previous reports, the decision to sale this subsidiary was related to the joint strategy of Provida with BBVA Group to boost the pension franchise in Latin America, considering the Colombian market conditions and the fact that Provida did not have a controlling position. Additionally, this transaction was accompanied by Provida’s acquisition of a position with management capacity in AFP Porvenir, the Dominican Republic, which is not only financially supported by results expected in the medium and long term but also in benefits stemming from the future merger agreed with BBVA Crecer, the AFP of BBVA Group in that country.

	1Q 2004	1Q 2003	Change	% Change

	(Million of constant Chilean pesos at March 31, 2004, except percentages)
Operating Income	8,657.4	7,271.9	1,385.5	19.1%
Total Operating Revenues	30,143.5	27,022.5	3,121.0	11.5%
Total Operating Expenses	(21,486.1)	(19,750.6)	(1,735.5)	8.8%
Other Income (Expenses)	736.7	398.6	338.1	84.8%
Income Taxes	(1,628.9)	(635.8)	(993.1)	156.2%
Net Income	7,765.2	7,034.7	730.5	10.4%
  Earnings per share (each ADR represents fifteen shares) of Ch$23.44 for 1Q04 compare positively with Ch$21.23 obtained in 1Q03. At March 31, 2004, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to 1Q03.

Recent Developments and Projects

  As it was mentioned in previous reports, two legal amendments have been implemented in 2002 and after 21 years since the creation of the Private Pension System, corresponding to the most significant reforms applied in Pension Industry since its start up. The said reforms are linked to flexibilization of mechanisms for voluntary pension savings (APV) that provides new savings incentives and allows other financial institutions different from the AFPs to administrate them, and the Multiple Pension Funds which increased from 2 to 5 the number of investment portfolios offered to affiliates.

  Referring to Voluntary Pension Saving (APV), it is worth noticing that since its inception in March 2002 and according to the latest information released at December 2003, it has had a great impact on complementary savings, which is evidenced by an increment of 85% in associated funds from US$492 million to US$907 million.

  Regarding client’s profile, it must be pointed out that older contributors, who are close to their pension time, are more likely to contract voluntary pension saving plans. Likewise, people who are in their 50’s or older, who contribute in APV equates to 35.1% of overall people within this age range, gathering savings for US$419 million; whereas people younger than 40 currently contributing to APV, only represent a 2.7% of overall contributors in that age range. The aforementioned shows the growth potential that is still present in this matter, through a larger diffusion of benefits granted by this complementary savings plan.

  In addition, people perceiving higher monthly salaries are predominantly contracting APV plans, because they benefit in larger extent from associated tax franchises. In fact, from overall people with voluntary savings plans in AFPs, 34.9% represent people with monthly rents higher than a million; 37.2% equates to contributors with monthly incomes between Ch$300 thousand and a million, and 27.9% equates to people earning lower than Ch$300 thousand per month. If the number of people with APV plans with a particular rent level is compared to the overall contributors with the same income range, people having APV with salaries of a million or more, represent a 28.5% of total of contributors with said rents in AFPs. On the other hand, workers having APV with lower salaries than $300 thousand only represent a 2.4% of the overall contributors with that remuneration level. One of the challenges in this area is to introduce legal amendments aimed at spreading tax benefits to all independent workers and encouraging their savings level and pension coverage.

Furthermore, it is important to remind that the great challenge for the Pension Industry was the entry of other institutions to capture and administrate APV plans, which was faced successfully by AFPs. The aforementioned is reflected in the leadership achieved in the market, which in figures ascends to market shares of 87% in administrated funds and 89% in number of accounts, followed by insurance companies with 6% and 8% of market share in each of the respective parameters. To the experience and skills achieved by AFPs regarding fund management to third parties, it adds up to it the highly favorable cost conditions offered to affiliates. In fact, AFPs charge about 0.5% over administrated funds per year, commission that is advantageous in comparison with other agents in the market. Moreover, the outstanding profitability achieved by funds in which type A has highlighted, with a real return of 26.9% during 2003.

Regarding market share within the AFP industry and according to information released as of February 2004, Provida AFP accounts for 50% of administrated accounts and 18% of associated funds. It highlights in the 12 months evolution period that Provida increased 80.2% in administrated funds compared favorably with the 58.9% growth recorded by the industry, whereas in terms of administrated accounts, the Company grew by 91.8% while industry reached to 24.6%.

  With respect to the Multiple Funds Law partially in effect since March 2002 and in full force since August 1, 2002, it has enabled affiliates to select among five investment alternatives for their pension savings, according to their risk preferences and age. Additionally, it has allowed to widen the range of funds offered by the AFPs with respect to voluntary pension savings, making them more attractive in terms of diversification to affiliates, and therefore, more competitiveness with the other players in this new business.

  Moreover, this reform has caused a favorable cultural change evinced in the growing way that affiliates ask for information and make decisions about their pension savings. In fact, as of February 2004 1,474,000 people have opted for one of the five funds, representing a 43% of the total number of contributors in the Industry.

  Additionally, regarding selection of funds at February 2004, 352,000 affiliates had opted by funds with higher percentage in variable income, implying an increment higher than 100% with respect to February 2003, where 121,000 correspond to fund transfers and 231,000 are people who choose funds for first time. Besides, before the implementation of Multiple Funds, a 23.2% of savings were invested in local and foreign variable income, figure that ascended to 40.55% at March 2004 equating to US$10,582 million of additional investments in those instruments.

  Regarding results obtained and since 18 months have passed from the implementation of the Multiple Fund system, it records favorable results given that all fund types recorded positive returns, evincing an important return difference between type fund A -having the highest concentration of shares- and fund type E totally concentrated in fixed income which ascends to 29% in 12 month-period (April 2003-March 2004). In addition, it highlights gains generated by those funds that have a higher percentage of their client’s portfolio in variable income (Funds type A and B) which jointly represent a 26% of the total. In figures, type fund A, which has an 80% of the portfolio as a maximum of shares concentration, at March 2004 earned 33.7% in real terms in 12 months, being higher than the record figure of 29.7% obtained by pension funds in 1991. Therefore, it accrues 22.1% profitability since the implementation of the System (September 2002). Likewise, fund type B, which has a maximum investment level of 60% in shares, also had favorable return of 19.2% in real terms for 12 month-period, and 13.2% since its inception. Fund type C, which concentrates more than a half of all pension savings (55%), reached a 12.9% real return in 12 months and 9.3% since September 2002. Finally, funds type D and E, having higher percentage in fixed income that represent 19% of savings, experimented earnings of 10.5% and 4.6% in real terms in 12 months, and 7.9% and 4.0% since September 2002 respectively.

  Furthermore, in terms of regulation and after remaining in the Congress for more than a decade, on February 21, 2004 the law that introduces amendments in the grant of pension annuities, was issued. This law includes a wide set of issues that modify the Pension System aimed at improving pensions and information given to affiliates. Within these amendments, it highlights those referring to life and disability insurance referring to coverage of this benefit and discount interest rates used in the additional contribution required to finance these pensions.

  Referring to coverage, this has been widened to affiliates who are unemployed at the moment of total disability or death, increasing the pension amount from 50% to 70% of the average remuneration of the last ten years. The above applies if the casualty takes place within the following 12 months after the affiliate stops working and he must have contributed at least for 6 months in the previous year at the moment that the affiliate gets unemployed. For partial disability, pension increased from 35% to 50%.

  In reference to discount rates, the new regulation establishes that it will be considered for calculation only those implicit average rates in life and disability annuities, unlike previous periods (before the implementation of this amendment) when all implicit average rate of any kind of annuity were used. Given that historically the latter rates have shown higher levels, amendments would increase the economic value of casualties.

  On balance, reforms introduced by the annuity law will cause changes in AFP’s operating cost structures, due to benefits of life and disability insurance will be more expensive. In this context and in the particular case of AFP Provida, it has been developed an internal management model intended to determine and control effects of casualties on client’s portfolio. The above includes tools to measure and control casualties and activities within the Company and with third parties aimed at reducing casualty rate effect in results.

  Finally, in connection with the international business and as it was mentioned in previous reports, during 2003 several adjustments in Provida’s foreign subsidiaries investment portfolio were carried out as a result of the joint strategy to boost the pension franchise with the BBVA Group. In first instance, Provida sold its 20% stake in AFPC Porvenir in Colombia in September 2003. This decision obeys to the fact that the Colombian pension fund market has matured and the existence of regulation changes that may affect the sector, situation in which Provida did not exercise a management position in the entity. Considering the above and due to Sarmineto group (controlling group of AFC Porvenir) made and attractive offer to purchase Provida’s stake in that society, the Company administration decided it was the right moment to make the sale.

In joint with this transaction, Provida acquired 100% of AFP Porvenir in the Dominican Republic to the Sarmiento Group and minority shareholders. Provida considered of great attractiveness to take a position with management capacity in such AFP, since that country has just created a pension fund system similar to the Chilean one and also the attractive business projections offered. Besides, such transaction sustains itself financially on the expected results in the medium and long term that are strengthened by the benefits of the future merger agreed with BBVA Crecer, the AFP of the BBVA Group in that country. This merger process is due to start in June 2004 and it is expected to finish within five months.

Business Development

  Operating Revenues ascended to Ch$30,143.5 million during 1Q04, representing an increment of 11.5% or Ch$3,121.0 million with respect to 1Q03. It highlights in this favorable evolution, higher fee income registering a positive variation of Ch$1,396.4 million or 5.7% given the positive evolution of collection volumes, as well as higher earnings obtained on mandatory investments for Ch$1,633.7 million or 116.3% supported by higher returns in foreign stock markets. Besides, other operating revenues positively contributed with Ch$171.1 million or 29.2% provided revenues from services rendered to AFC for Ch$64.1 million and consolidated subsidiaries totaling Ch$159.3 million that are partially offset by minor rebates from previous insurance contracts for Ch$80.2 million or 12.9%.

  Fee Income accrued to March 2004 reached Ch$25,805.1 million, representing an increase of 5.7% or Ch$1,396.4 million with respect to 1Q03. This result is basically supported by the sustained growing trend recorded in collection levels that during the quarter are higher in 10.1% than the figure accrued for 1Q03. The above stems from the positive results obtained in commercial management in capturing new affiliations as well as the achievement of positive net transfers with the rest of AFP. Likewise in terms of clients, Provida continues maintaining its leadership with market shares over 40%, where the average number of contributors for the first quarter of 2004 ascended to 1,497,497.

  Gains on Mandatory Investment ascended to Ch$3,038.4 million, representing an increase of Ch$1,633.7 million (116.3%) with respect to first quarter, last year. Unlike 1Q03 where important falls of international stock markets were recorded, higher gains on mandatory investments obtained in 1Q04 are mainly explained by a better performance of foreign investment that is backed up by the rise in dollar (+3,8% at the close of 2003). In figures, foreign stock markets recorded the following returns: MSCI US Value+1.28%, MSCI Europe ex UK+0.10%, Nikkei +12.74%, AC Far East ex Japan +7.79%, MSCI LA +6.24%. As a result, the fund reached a positive average real return of 3.28% in nominal terms during first quarter 2004, compared favorably with 1.77% in nominal terms obtained in 1Q03.
  Operating Expenses increased by 8.8% or Ch$1,735.5 million from Ch$19,750.6 million in 1Q03 to Ch$21,486.1 million in 1Q04. This resulted from higher expense of life and disability insurance premium for Ch$1,166.2 million, mainly because of provisions for higher unfavorable casualty rates, the application of even more conservative criteria in this matter as well as higher temporary premiums given the rise of collection levels in the period. In addition to the aforementioned, are higher administrative expenses for the externalization process and services rendered to AFC. Besides, commercial expenses also contributed with severance payments mainly originated by an adjustment in sales force and incentives granted to capture a larger number of new affiliations and a longer permanence of transferred clients. The above is partially offset by savings in terms of administrative personnel remuneration due to staff retrenchment and minor severance payments.

  Remuneration of Administrative Personnel at March 2004 amounted to Ch$3,662.7 million implying minor expenses for Ch$388.9 million or 9.6% with respect to 1Q03. Excluding results of the affiliates Genesis (Ecuador) and Porvenir (the Dominican Republic), remuneration are lower in Ch$483.8 million (12.5%). In the local scene it highlights that the Company’s emphasis in its administrative structure efficiency, which is reflected in review and externalization process that led to staff reduction. In figures, the average staff number for the quarter fell a 5.2% from 1,104 employees in 1Q03 to 1,047 in 1Q04, whereas at the close of each period, administrative staff decreased from 1,100 to 1,048 equating to a decline of 4.7% in the period. Consequently, during the quarter, it is recorded minor payments regarding wages and benefits granted to personnel that contributed to the favorable evolution of this item, in addition to savings in severance payments as the retirement plan was still in force in the first semester of 2003.

  Sales Force Remuneration incremented from Ch$1,954.0 million in 1Q03 to Ch$2,226.0 million in 1Q04, implying a negative deviation of Ch$272.0 million (13.9%) that adjusted by higher expenses stemming from the consolidated affiliates ascends to a negative deviation of Ch$184.4 million (9.6%). It should be pointed out that the quarter evolution was marked by the adjustment made in commercial staff aimed at maintaining a highly qualified and productive sales force that allow the Company to obtain higher volumes of net rents in those segments of higher profitability, as well as capturing a larger number of clients regarding voluntary pension savings. The above implied to dismiss those salespeople that do not fulfill with such profile, involving higher expenses for severance payments for Ch$255 million during 1Q04. Likewise, in figures, the average number of sales agents for the quarter fell from 644 in 1Q03 to 574 in 1Q04, representing a drop of 10.9%, whereas at the close of each period, sales force fell from 639 to 571 salespeople, dampening in 10.6%.

  It adds up to the above, higher commissions paid for Ch$55 million in relation to a higher capture of new affiliations and incentives granted for longer permanence of transferred affiliates. As counterpart, it was registered savings in rewards for Ch$81 million, as during the quarter it was not considered necessary to pay extraordinary incentives to achieve the aforementioned commercial goals.

  In terms of Life and Disability Insurance (L&D), at March 2004, expenses reached to Ch$11,766.6 million representing an increase of Ch$1,166.2 million or 11.0% with respect to same period last year. Of this deviation, Ch$530.3 million are related to higher expenses for temporary premiums given the growing trend in salary collection volumes and Ch$592.8 million stemming from the change of criteria regarding to the accounting of casualty rate provisions of higher and a higher level of unfavorable casualty rate. The latter and as it has evidenced at the industry level, arises from the upward trend in the number of benefit requests by affiliates as well as lower discount interest rate environment that increases the economic value of casualties.

  As it was mentioned in previous report and since the contract came into force in August 2003, AFP Provida decided to emphasize the conservative basis of constituting casualty rate provisions through the application of accrued criteria for projected casualty rate during its coverage period established in the contract, intended to maintain an adequate correlation between revenues and expenses recognized monthly. This criteria was applied since that date by considering that it had more experience in this issue which allows to have an adequate predictive capacity which led to develop internally a model to project casualties.

As a consequence, since August 2003, the difference between the expected casualty rate and the temporary premium was proportionally accrued in order that at the end of its coverage period, 100% of the payment to be made to the insurance company is included in results as established by the Authority. Likewise, during 1Q04 Provida have been recognized the respective proportion of an estimated higher casualty rate, whereas for previous contracts this amount was recognized 12 months before the first pre-settlement took place in order to have higher level of information to constitute provisions. If the previous contract were in force, it had had to constitute provisions from April 2004 onwards.

  Other Operating Expenses incremented in 21.8% (Ch$686.1 million) from Ch$3,144.6 million in 1Q03 to Ch$3,830.7 million in 1Q04. Basically, this result arises from higher administrative expenses (Ch$657.2 million) partly stemming from hiring working temporary companies to render services to AFC that additionally generate revenues recognized as operating entries. Additionally, they include those expenses related to the externalization process regarding collection and pension payments, aimed at improving customer service quality at agencies intended to maintain client’s fidelity and at the same time, to make those process more efficient and by this way save costs.

  The Operating Income increased in Ch$1,385.5 million or 19.1%, reaching Ch$8,657.4 million at March 2004. This evolution is backed up by the remarkable performance of operating revenues, partially offset by the increment of operating expenses aforementioned.

  Other Non Operating Income (Expenses) rose from an income of Ch$398.6 million in 1Q03 to an income of Ch$736.7 million in 1Q04, representing a favorable evolution of Ch$338.1 million. This evolution is significantly explained by the price level restatement (Ch$555.2 million) as a result of the accrued negative inflation in the period applied over the Company’s net non-monetary liability exposure and other non-operating net income (Ch$177.0 million) in relation to higher revenues from spaces rented in the tower to BBVA. The above was partially offset by lower income generated by related companies for Ch$337.8 million in local and foreign scopes.

  The Affiliated Companies Results declined from Ch$2,177.6 million in 1Q03 to Ch$1,839.8 million in 1Q04. Of this decrease of Ch$337.8 million (15.5%), Ch$123.2 million stems from higher losses recorded by two local affiliates AFC and PreviRed.com that have not reached their breakeven point yet. Internationally, affiliates results were overall affected by the appreciation of the Chilean peso with respect to dollar (15.7%) and for the effect of Ch$228.2 million due to the exclusion of AFPC Porvenir Colombia results after its sale. It should be reminded that this transaction carried out in September 2003 is related to the strategy of Provida and the BBVA Group to jointly boost the pension franchise in Latin America considering Colombian market conditions and in the fact that Provida did not have a controlling position in that entity. In addition, this transaction was accompanied by the acquisition of a position with management capacity in AFP Porvenir, the Dominican Republic which is not only financially sustained on expected results in the medium and long term, but also for the future merger agreed with BBVA Crecer, the AFP of BBVA Group in that country. Since Provida controls 100% of the said society, its results have been consolidated with the Company’s.

			1Q 2004	1Q 2003	Change	% Change

Company		Country	(Million of constant Chilean pesos at March 31, 2004, except percentages)
Horizonte		Peru	635.9	718.7	(82.8)	-11.5%
Porvenir		Colombia		228.2	(228.2)	-100.0%
Bancomer		Mexico	1,215.9	1,203.7	12.2	1.0%
Crecer		El Salvador	285.1	203.8	81.4	39.9%
DCV		Chile	19.9	17.1	2.8	16.6%
PreviRed.com		Chile	(132.7)	(102.9)	(29.8)	28.9%
AFC		Chile	(184.5)	(91.0)	(93.5)	102.7%

	TOTAL		1,839.8	2,177.6	(337.8)	-15.5%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, having currently a 15.87% shareholding. During 1Q04 this affiliate generated an income of Ch$635.9 million for Provida representing a retrenchment of Ch$82.8 million or 11.5% with respect to 1Q03, basically as a result of the appreciation of the Chilean peso with respect to the dollar and its consequent impact in the acknowledgment of this subsidiary result. At March 2004, this subsidiary accounts for a total of 852,735 affiliates and assets under management for US$1,703 million, figures equivalent to market shares of 26% and 25% respectively, that situates it in first place in terms of affiliates and in third place regarding assets under management.

In El Salvador, AFP Crecer was created in September 2000 as the result of a merger of AFPs Porvenir, Prevision and Maxima, converting it into the country’s largest pension fund administrator in terms of clients. At March 2004, the client’s portfolio ascended to 609,999 with assets under management of US$825 million, figures equivalent to market shares of 55% and 48%, respectively. Provida Internacional has a 19.00% ownership of AFP Crecer, originating earnings for Provida of Ch$285.1 million in the first quarter of 2004, implying a real growth of 39.9% with respect to result obtained in the first quarter of 2003 for Ch$203.8 million. This good performance is basically the product of higher operating revenues, both fee income given the rise in collection levels as well as the increase in gains on mandatory investments.

Regarding Mexico, in November 2000, Provida Internacional purchased a 7.50% of AFORE Bancomer´s equity, whose contribution in results maintain it as the largest investment and the highest earnings volume for Provida with Ch$1,215.9 million that equates to 56.9% of the total foreign affiliates contribution during the quarter. In connection to income recorded in the quarter, this result did not experience a significant variation compared to same period last year (1.0% or Ch$12,2 million) from an income of Ch$1,203.7 million in 1Q03 to Ch$1,215.9 million in 1Q04. At March 2004, AFORE Bancomer maintains a client portfolio of 4,330,898 and funds under management of US$7,944 million, representing market shares of 14% and 21%, respectively, situating it in second place of the market share in Industry.

Finally, the local affiliates results, jointly contributed lower earnings for Provida of Ch$120.4 million, as a product of higher losses to start up at two of two companies for an amount of Ch$123.2 million. On one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in 2002 and where Provida has a 37.8% ownership, represented a loss for the Company of Ch$184.5 million implying a negative variation for Ch$93.5 million (102.7%) with respect to first quarter 2003. Basically, this result lays on the fact that this subsidiary still has not reached breakeven point and in the fact that benefits granted have surpassed projections resulting in higher costs for the company mainly referred to temporary workers. Furthermore, PreviRed.com, an electronic collection company where Provida also has 37.8% ownership, implied a loss of Ch$132.7 million in 1Q04 representing a negative deviation of Ch$29.8 million or 28.9%

compared to 1Q03 since it has not reached its breakeven point yet. Nevertheless, it spotlights strategic agreements with companies that administrate great volumes of transactions and higher market penetration seen it this society during last time. Lastly, “Investments DCV” (DCV), represented for Provida an income of Ch$19.9 million in the period, an increment of 16.6% or Ch$2.8 million with respect to 1Q03. In this Company whose business is to invest in companies devoted to deposit and custody of public offering securities, Provida participates with a 23.14% stake and the rest of its main shareholders being other AFPs of the industry, the same as with the other two local investments (AFC and PrevirRed.com), where also other financial institutions participate.

  Interest Expenses slightly diminished by Ch$5.3 million or 1.8%. The aforementioned resulting from long-term debt reduction, basically given the amortizations that took place in the period, was partially offset by temporary financing requirements of working capital that increased the use of bank credit lines with the consequent impact in expenses for interest concept.

  Gains for Price Level Restatement for Ch$265.3 million for 1Q04 representing a positive variation of Ch$555.2 million with respect to a loss of Ch$290.0 million recorded in the same period last year. This positive evolution lays on the deflation of –0.50% applied over the net non-monetary liability exposure of the Company, which compares to the inflation of 0.46% applied during 1Q03.

  As of March 31, 2004, Income Taxes record higher expenses for Ch$993.1 million (156.2%) with respect to 1Q03, basically stemming from higher revenues generated in the period and the increment on tax rate from 16.5% to 17.0%.

  Total Assets at March 31 2004 reached Ch$235,338.7 million, representing an increment of Ch$19,411.7 million with respect to close of March 2003. This deviation is sustained basically by the increase of Ch$14,717.8 million in mandatory investments, as a result of both normal contributions made on the growing client salary base and the important returns obtained by the pensions funds. Additionally, also contributing to this positive deviation is the higher level of current assets (Ch$6,159.7 million) due to higher commissions payable generated in the first quarter 2004 with respect to same period in 2003.

  Total Liabilities increased by Ch$17,976.9 million in 1Q04 from Ch$36,132.8 million in 1Q03 to Ch$54,109.7 million in 1Q04 mainly as a result of higher short term debt for Ch$22,653.0 million as a consequence of temporary requirements to finance working capital that increased the use of bank credit lines, effect that was partially offset by the long term debt reduction according to the payment schedule.

  Shareholders’ Equity slightly increase by 0.8% from Ch$179,794.2 million at March 31 2003 to Ch$181,228.9 million at the close of March 2004. The Ch$1,434.8 million increment is caused by the generation and retention of earnings by Ch$6,995.2 million that was partially overshadowed by the reserve decline of Ch$5,556.2 million given the negative adjustment by exchange rate differences du3e to the Chilean peso appreciation with respect to dollar.

  The Exchange Rate at March 31, 2004 was Ch$616.41 per dollar, which contrasts with Ch$731.56 at the close of March 2003. In 1Q04 it recorded an exchange rate appreciation of 15.7%, figure that is compared with exchange rate depreciation of 11.5% recorded in 1Q03.

CONSOLIDATED INCOME STATEMENT

	1Q 2004	1Q 2003	Change	% Change
	(Million of constant Chilean pesos at March 31, 2004, except percentages)
OPERATING REVENUES
Fee income	25,805.1	24,408.8	1,396.4	5.7%
Gains on mandatory investments	3,038.4	1,404.7	1,633.7	116.3%
Rebates on L&D insurance	542.2	622.0	(79.8)	-12.8%
Other operating revenues	757.8	587.1	170.8	29.1%

Total Operating Revenues	30,143.5	27,022.5	3,121.0	11.5%

OPERATING EXPENSES
Administr. personnel remunerations	(3,662.7)	(4,051.6)	388.9	-9.6%
Sales personnel remunerations	(2,226.0)	(1,954.0)	(272.0)	13.9%
L&D insurance	(11,766.6)	(10,600.4)	(1,166.2)	11.0%
Other operating expenses	(3,830.7)	(3,144.6)	(686.1)	21.8%

Total Operating Expenses	(21,486.1)	(19,750.6)	(1,735.5)	8.8%

OPERATING INCOME	8,657.4	7,271.9	1,385.5	19.1%

OTHER INCOME (EXPENSES)
Gains on investments	52.8	25.8	27.0	104.9%
Profit (loss) in affil. companies	1,839.8	2,177.6	(337.8)	-15.5%
Amortization of goodwill	(1,319.8)	(1,253.2)	(66.6)	5.3%
Interest expense	(282.2)	(287.5)	5.3	-1.8%
Other income net	146.3	(30.7)	177.0	-576.5%
Price level restatement	299.8	(233.4)	533.2	-228.5%

Total Other Income (Expenses)	736.7	398.6	338.1	84.8%

INCOME BEFORE TAXES	9,394.1	7,670.5	1,723.6	22.5%
INCOME TAXES	(1,628.9)	(635.8)	(993.1)	156.2%

NET INCOME	7,765.2	7,034.7	730.5	10.4%

CONSOLIDATED BALANCE SHEET

	1Q 2004	1Q 2003	Change	% Change
	(Million of constant Chilean pesos at March 31, 2004, except percentages)
ASSETS
Current Assets	16,641.6	10,481.9	6,159.7	58.8%
Marketable Securities - Reserve	95,782.6	81,064.8	14,717.8	18.2%
Premises and Equipment	25,446.9	23,886.6	1,560.3	6.5%
Other Assets	97,467.5	100,493.7	(3,026.2)	-3.0%

TOTAL ASSETS	235,338.7	215,927.0	19,411.7	9.0%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	48,827.6	26,174.6	22,653.0	86.5%
Long-Term Liabilities	5,282.0	9,958.2	(4,676.1)	-47.0%
Minority Interest	0.1	0.1	(0.0)	-17.5%
Shareholders´ Equity	181,228.9	179,794.2	1,434.8	0.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	235,338.7	215,927.0	19,411.7	9.0%

CONSOLIDATED CASH FLOW STATEMENT

	1T 2004	1T 2003	Change	% Change
	(Million of constant Chilean pesos at March 31, 2004, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	(4,837.3)	4,099.7	(8,937.0)	-218.0%
Total Operational Income	27,261.1	28,576.1	(1,315.0)	-4.6%
Total Operational Expenses	(32,098.4)	(24,476.4)	(7,622.0)	31.1%

CASH FLOW FROM FINANCING ACTIVITIES	4,715.7	(1,384.9)	6,100.6	-440.5%

CASH FLOW FROM INVESTING ACTIVITIES	(460.9)	(418.8)	(42.1)	10.1%

TOTAL NET CASH FLOW	(582.6)	2,295.9	(2,878.6)	-125.4%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: May 11, 2004	By:	/s/ Salvador Milán Alcaraz
Name:	Salvador Milán Alcaraz
Title:	Chief Financial Officer